PACIFIC BOOKER MINERALS INC.

FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended October 31, 2010

PACIFIC BOOKER MINERALS INC.

BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

	October 31, 2010	January 31, 2010

ASSETS

Current
Cash and cash equivalents	$ 2,358,752	$ 3,342,974
Receivables	47,504	84,147
Prepaid expenses and deposits	46,906	32,455

	2,453,162	3,459,576

Mineral property interests (Note 5)	4,832,500	4,832,500
Deferred exploration costs (Note 6)	22,307,816	20,788,465
Equipment, vehicles and furniture (Note 7)	67,672	89,415
Reclamation deposits	123,600	123,600

Total assets	$ 29,784,750	$ 29,293,556

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 244,287	$ 606,163
Amounts owing to related parties (Note 9)	26,285	22,873

	270,572	629,036

Shareholders' equity
Share Capital (Note 8)
Authorized:
100,000,000 common shares without par value
Issued and outstanding
12,012,789 common shares (January 31, 2010 – 11,640,289)	47,307,973	45,489,248
Contributed surplus (Note 8)	5,397,822	4,984,847
Deficit	(23,191,617)	(21,809,575)

	29,514,178	28,664,520

Total liabilities and shareholders’ equity	$ 29,784,750	$ 29,293,556

Nature and continuance of operations (Note 1)

Contingency (Note 14)

Subsequent events (Note 15)

On behalf of the Board:

“William Deeks”	“Gregory Anderson”
William Deeks, Chairman	Gregory R. Anderson, CEO

The accompanying notes are an integral part of these financial statements.

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

	Three Month Period Ended October 31, 2010	Three Month Period Ended October 31, 2009	Nine Month Period Ended October 31, 2010	Nine Month Period Ended October 31, 2009

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	$ 7,040	$ 10,473	$ 21,121	$ 16,272
Consulting fees	-	2,150	-	3,162
Directors fees	2,000	2,000	10,500	10,000
Filing and transfer agent fees	2,742	8,014	63,313	70,723
Foreign exchange (gain)loss	978	(9,720)	6,485	(9,559)
Interest income	(4,319)	(1,874)	(10,118)	(14,910)
Investor relations fees (Note 8)	64,205	65,730	192,530	203,079
Office and miscellaneous	18,000	21,694	56,328	69,711
Office rent	21,436	21,677	64,263	62,422
Professional fees (Note 9)	26,157	11,311	126,371	75,357
Shareholder information and promotion	27,842	63,140	61,529	188,009
Stock-based compensation (Note 8)
related to consulting or wages	49,540	72,790	166,184	243,610
related to directors fees	108,165	129,372	338,120	455,381
related to investor relations fees	54,083	80,845	185,219	302,112
related to professional fees	9,210	7,205	24,677	23,732
Telephone	4,221	4,167	12,733	12,705
Travel	12,554	12,427	35,808	41,640
Wages and benefits	9,528	11,600	26,979	18,924

Loss and comprehensive loss for the period	$ (413,382)	$ (513,001)	$ (1,382,042)	$ (1,772,370)

Basic and diluted loss per common share	$ (0.03)	$ (0.05)	$ (0.12)	$ (0.16)

Weighted average number of common shares outstanding	11,826,633	11,434,805	11,726,968	11,412,004

PACIFIC BOOKER MINERALS INC.

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

	Three Month Period Ended October 31, 2010	Three Month Period Ended October 31, 2009	Nine Month Period Ended October 31, 2010	Nine Month Period Ended October 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (413,382)	$ (513,001)	$ (1,382,042)	$ (1,772,370)
Items not affecting cash:
Amortization	7,040	10,473	21,121	16,272
Stock-based compensation	220,998	290,212	714,200	1,024,835

Changes in non-cash working capital items:
(Increase) decrease in receivables	(12,362)	51,041	36,643	85,286
(Increase) decrease in prepaids and deposits	11,672	14,875	(14,451)	(8,738)
Increase (decrease) in accounts payable and accrued liabilities	(30,222)	(11,121)	(40,080)	(61,396)
Increase (decrease) in amounts owing to related parties	165	(5,200)	1,302	(3,055)

Net cash used in operating activities	(216,091)	(162,721)	(663,307)	(719,166)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	1,277,500	928,800	1,517,500	928,800

Net cash provided by financing activities	1,277,500	928,800	1,517,500	928,800

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and deferred exploration costs (net of recovery)	(442,492)	(1,008,208)	(1,838,415)	(3,028,583)
Purchase of equipment, vehicles or furniture	-	(67,320)	-	(84,358)

Net cash used in investing activities	(442,492)	(1,075,528)	(1,838,415)	(3,112,941)

Change in cash and cash equivalents during the period	618,917	(309,449)	(984,222)	(2,903,307)

Cash and cash equivalents, beginning of period	1,739,835	4,433,821	3,342,974	7,027,679

Cash and cash equivalents, end of period	$ 2,358,752	$ 4,124,372	$ 2,358,752	$ 4,124,372

Supplemental disclosure with respect to cash flows (Note 10)

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Company Act of British Columbia and its principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.  The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

	October 31, 2010	January 31, 2010

Working capital	$ 2,182,590	$ 2,830,540
Deficit	(23,191,617)	(21,809,575)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

(a)  Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year.  Actual results could differ from these estimates.  The most significant estimates made by management relate to amounts recorded for the depreciation of capital assets, measurement of stock-based compensation, future income tax assets and liabilities, the recoverability of mineral properties, and the provision for the asset retirement obligation.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(a)  Use of estimates (cont'd…)

The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by the Company may differ materially and adversely from the Company’s estimates.  To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

(b)  Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of operations.

(c)  Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(d)  Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at October 31, 2010 and 2009.

(e)  Mineral property interests and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The recorded cost of mineral property interests and deferred exploration costs is based on cash paid and the value of share consideration issued for mineral property interest acquisitions and exploration costs incurred.  The recorded amount may not reflect recoverable value as this will be dependent on future development programs, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(f)  Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

(g)  Equipment, vehicles and furniture

Property and equipment are recorded at cost.  The Company provides for amortization annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(h)  Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

(i)  Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  The weighted average number of common shares outstanding for the period ended October 31, 2010 do not include the nil (2009 – nil) warrants outstanding and the 2,015,557 (2009 – 2,000,357) stock options outstanding as the inclusion of these amounts would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

2.

SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

(j)  Future income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(k)  Comprehensive income - Section 1530

This section establishes standards for reporting and presentation of comprehensive income, which is comprised of net earnings or loss and other comprehensive income.  Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments, and changes in the fair market value of derivative instruments designated as cash flow hedges.  Amounts included in other comprehensive income are shown net of tax.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.  The Company did not have any transactions during the period ended October 31, 2010 that give rise to other comprehensive income, and therefore has no balance of other accumulated other comprehensive income.

3.

FINANCIAL INSTRUMENTS

Financial instruments - Recognition and Measurement - Section 3855

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-for-trading, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

(a)  Held-for-trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as held-for-trading, which accordingly are carried at their fair values.  Held-for-trading assets are not subject to significant credit, foreign exchange or interest rate risk.

(b)  Held-to-maturity

Financial assets that have a fixed maturity date and fixed or determinable payments, where the company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings.  Currently, the Company has no held-to-maturity financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

3.

FINANCIAL INSTRUMENTS (cont'd…)

(c)  Loans and receivables

Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings.

The Company has classified receivables and deposits, which are accordingly measured at amortized cost.  Due to their short-term natures, the fair values of receivables approximate their carrying values, and they are not subject to significant credit or interest rate risk.

(d)  Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings.

The Company has classified reclamation deposits as available-for-sale, which are accordingly carried at their fair values.  Available-for-sale assets are not subject to significant credit, foreign exchange or interest rate risk

(e) Other financial liabilities

Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

4.

CHANGES IN ACCOUNTING POLICIES

During the year ended January 31, 2010, the Company adopted the following new or revised Canadian accounting standards.  Prior periods have not been restated.  The adoption of these policies had no impact on the opening deficit.

(a)  Capital disclosures

Section 1535 “Capital Disclosures” specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

(b)  Financial instruments

Sections 3862 Financial Instruments - Disclosure and Section 3863 Financial Instruments - Presentation”.  These new sections revise and enhance disclosure requirements and carrying forward unchanged presentation requirements.  Increased emphasis is placed on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

4.

CHANGE IN ACCOUNTING POLICIES (cont'd…)

(c)  Financial instruments - reclassification of financial assets

In October 2008, the AcSB issued amendments to its standards dealing with reclassification of financial assets in response to similar amendments made by the International Accounting Standards Board in the context of the current financial market turmoil.  The amendments allow reclassification of financial assets out of the held-for-trading category (measured at fair value with gains and losses recognized immediately in net income) into the available-for-sale or held-to-maturity categories, in "rare circumstances."  The latter two categories are subject to impairment testing, but income statement charges for impairment are recognized when impairment is considered "other than temporary."  The financial assets that can be reclassified exclude derivatives and financial assets an entity has elected to include in the held-for-trading category.  Assets qualifying for reclassification are mainly debt and equity investments that were originally classified as held for trading because they were acquired for the purpose of near-term sale.  The amendments apply to reclassifications made on or after July 1, 2008.  The Company did not reclassify any financial assets in the fiscal year ending 2010.

(d)  Going Concern

In June 2007, the CICA approved amendments to Handbook Section 1400 “General Standards for Financial Statement Presentation”.  The standard outlines specific requirements for assessing and disclosing an entity’s ability to continue as a going concern.  Although the revised standard is not expected to impact the Company’s net earnings or financial position, there may be different and additional disclosure surrounding the Company’s going concern disclosure.

(e)  Section 3064, Goodwill and Intangible assets.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets.  This new section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible asset, as existing Section 3061, Property, Plant and Equipment, contains standards for measurement, presentation and disclosure of mining properties.  Adoption of this standard did not have any effect on the Company’s financial statements.

(f)  EIC – 173, Credit risk and the fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, Credit risk and the fair value of financial assets and financial liabilities.  The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.  This EIC applies to interim and annual financial statements related to fiscal years beginning on or after January 1, 2009. Adoption of this EIC did not have any effect on the Company’s financial statements.

(g)  EIC-174, Mining exploration costs

In March 2009, the CICA issued EIC-174, Mining Exploration Cost.  The EIC provides guidance on the accounting and the impairment review of exploration costs.  The EIC abstract applies to financial statements issued after March 27, 2009.  Adoption of this EIC did not have any effect on the Company’s financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	October 31, 2010	January 31, 2010

Balance, beginning and end of period	$ 4,832,500	$ 4,832,500

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.

On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

5.

MINERAL PROPERTY INTERESTS (cont'd…)

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in the year ended January 31, 2009 (Note 14).

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, the deferred amounts were written-off to operations.

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, the deferred amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

6.

DEFERRED EXPLORATION COSTS

Morrison claims, Canada	Three Month Period Ended October 31, 2010	Three Month Period Ended October 31, 2009	Nine Month Period Ended October 31, 2010	Nine Month Period Ended October 31, 2009

Balance, beginning of period	$ 21,989,964	$ 19,617,289	$ 20,788,465	$ 17,606,430

Deferred exploration costs
Additions
Amortization	208	296	622	889
Staking and recording	833	-	833	-
Supplies and camp	4,693	4,500	13,893	13,500
Community consultation
Geological and geophysical	43	63	203	763
Sub-contracts and labour	4,500	11,925	93,538	39,094
Supplies and general	-	-	4,388	3
Travel	686	598	2,254	1,610
Environmental
Assays	9,394	10,437	34,656	16,608
Geological and geophysical	171,692	10,050	745,109	67,412
Promotion and education	4,796	-	4,796	480
Sub-contracts and labour	539	925	10,436	1,859
Supplies and general	10,356	1,249	90,804	5,534
Travel	4,215	60	6,779	3,668
Metallurgical
Assays	150	-	300	-
Geological and geophysical	2,850	5,359	3,550	(20,049)
Scoping/Feasibility study
Assays	-	-	10,064	531
Drilling	-	-	151,284	-
Geological and geophysical	-	525,356	18,584	2,157,022
Staking and recording	-	1,144	520	1,144
Sub-contracts and labour	100,281	103,421	317,031	347,633
Supplies and general	1,377	10,932	3,411	41,594
Travel	1,239	10,507	6,296	28,386

Total deferred exploration costs for the period	$ 317,852	$ 696,822	$ 1,519,351	$ 2,707,681

Balance, end of period	$ 22,307,816	$ 20,314,111	$ 22,307,816	$ 20,314,111

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Cost	Accumulated Amortization	Net Book Value

October 31, 2010
Trailers	$ 25,000	$ 24,888	$ 112
Automobile	80,160	33,782	46,378
Office furniture and equipment	50,528	43,389	7,139
Computer equipment	84,045	70,002	14,043

	$ 239,733	$ 172,061	$ 67,672

	Cost	Accumulated Amortization	Net Book Value

January 31, 2010
Trailers	$ 25,000	$ 24,856	$ 144
Automobile	80,160	20,317	59,843
Office furniture and equipment	50,528	42,130	8,398
Computer equipment	84,045	63,015	21,030

	$ 239,733	$ 150,318	$ 89,415

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share Capital and contributed surplus transactions are summarized as follows:

	Number of Shares	Share Capital Amount	Share Subscriptions Received In Advance	Contributed Surplus	Deficit	Total

Balance, January 31, 2009	11,400,289	44,258,085	-	4,026,188	(19,555,490)	28,728,783
Exercise of stock options	240,000	928,800	-	-	-	928,800
Stock-based compensation	-	302,363	-	958,659	-	1,261,022
Loss for the year	-	-	-	-	(2,254,085)	(2,254,085)

Balance, January 31, 2010	11,640,289	45,489,248	-	4,984,847	(21,809,575)	28,664,520
Exercise of stock options	372,500	1,517,500	-	-	-	1,517,500
Stock-based compensation	-	301,225	-	412,975	-	714,200
Loss for the period	-	-	-	-	(1,382,042)	(1,382,042)

Balance, October 31, 2010	12,012,789	$ 47,307,973	$ -	$ 5,397,822	$ (23,191,617)	$ 29,514,178

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

During the period ended October 31, 2010, 372,500 stock options (2009 - 240,000) with an averaged exercise price of $4.07 (2009 - $3.87) were exercised for total proceeds of $1,517,500 (2009 - $928,800).

Stock options

During the fiscal year ended January 31, 2004, the Company adopted a fixed stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to officers and directors, employees and consultants.  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

Stock option transactions are summarized as follows:

	for the nine months ended
	October 31, 2010		October 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,000,357	$ 7.34	2,065,357	$ 7.08
Granted	387,700	7.70	190,000	5.75
Cancelled	-	-	(15,000)	7.80
Exercised	(372,500)	4.07	(240,000)	3.87
Expired	-	-	-	-

Outstanding, end of period	2,015,557	$ 8.01	2,000,357	$ 7.34

Options exercisable, end of period	1,701,032	$ 8.10	1,703,474	$ 7.43

Weighted average fair value per option granted		$ 3.52		$ 2.88

Weighted average remaining life of outstanding options granted in years		2.96		2.38

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following stock options were outstanding at October 31, 2010:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

67,500	67,500	6.20	April 20, 2011
196,000	196,000	5.25	June 27, 2011
100,000	100,000	7.00	November 29, 2011
325,000	325,000	11.00	July 3, 2012
131,827	131,827	11.55	July 30, 2012
617,530	617,530	7.81	June 23, 2013
190,000	166,250	5.75	July 13, 2014
387,700	96,925	7.70	June 30, 2017

Stock-based compensation

The fair value of stock options granted during the period ended October 31, 2010 was $1,364,338 (2009 – $545,717) which will be recognized as stock-based compensation over their vesting periods.

Total stock-based compensation recognized during the period ended October 31, 2010 was $714,200 (2009 – $1,024,835) which has been recorded in the statements of operations as stock-based compensation with corresponding contributed surplus recorded in shareholders' equity.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

June 30, 2010

Risk-free interest rate	2.32%
Expected life of options	5 years
Annualized volatility	49.98%
Dividends	0.00%

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	for the nine months ended
	October 31, 2010		October 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of period	0	$ -	0	$ -
Exercised	0	-	0	-
Expired	0	-	0	-

Outstanding, end of period	0	$ -	0	$ -

No share purchase warrants were outstanding and exercisable at October 31, 2010.

9.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO

The Company entered into the following transactions with related parties:

		for the nine months ended
		October 31, 2010		October 31, 2009
Paid to a:		Amounts paid or payable	Owed at period end	Amounts paid or payable	Owed at period end

director for investor relations		$ 93,530	$ 7,281	$ 104,079	$ 7,190
director for investor relations		99,000	12,920	99,000	13,739
director for consulting services	(a)	72,000	4,480	92,000	-
spouse of a director	(b)	1,092	-	780	-
officer of the company	(c)	24,818	1,604	22,598	552

		$ 290,440	$ 26,285	$ 318,457	$ 21,481

a)

for project management services which have been capitalized to subcontracts on the Morrison claims

b)

for administrative assistant services which have been capitalized to subcontracts on the Morrison claims.

c)

for accounting and management services.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties unless otherwise noted.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine Month Period Ended October 31, 2010	Nine Month Period Ended October 31, 2009

Cash flow includes the following elements:
Interest paid	$ -	$ -
Interest received	$ 10,118	$ 14,910
Income taxes paid	$ -	$ -

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 214,289	$ 583,982
deferred exploration expense recorded as owing to related parties	$ 6,367	$ 1,545
recorded amortization expense on property and equipment as deferred exploration costs	$ 622	$ 889

11.

SEGMENTED INFORMATION

All of the Company’s operations are within the mining sector.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at October 31, 2010 and 2009, the Company’s assets are all located in Canada (Notes 5 and 7).

12.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents, receivables and deposits, and accounts payable and accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

(a)  Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's accounts receivable primarily relates to Goods and Services Tax input tax credits and accrued interest.  Accordingly, the Company views credit risk on accounts receivable as minimal.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

12.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d…)

(b)  Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at October 31, 2010, the Company's financial liabilities were comprised of accounts payable and accrued liabilities which have a maturity of less than one year.

(c)  Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)

Currency risk--Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii)

Commodity price risk--Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii)

Interest rate risk--Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

13.

CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure which will allow it to pursue the development of its mineral properties.  Therefore, the Company monitors the level of risk incurred in its mineral property expenditures relative to its capital structure.

The Company considers its capital structure to include working capital and shareholders' equity.  The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to facilitate the management of capital and the development of its mineral properties, the Company monitors expenditures on a monthly basis which are reviewed and periodically approved by the Company's Board of Directors.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

13.

CAPITAL MANAGEMENT (cont’d…)

To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms, option its mineral properties for cash and/or expenditure commitments from optionees, enter into joint venture arrangements, or dispose of mineral properties.

The Company's investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less which can be liquidated at any time without penalties.

The Company is not subject to externally imposed capital requirements. There has been no change in the Company's approach to capital management during the period ended October 31, 2010.

14.

CONTINGENCY

During the fiscal year ended January 31, 2007, an optionor of the Hearne Hill property (Note 5) had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property.  The Company had accrued a total of $200,000 as payable in regards to this legal action.  The accrued liability has been reversed and a recovery was recorded on the statement of operations for the year ended January 31, 2009.  During the year ended January 31, 2010, a settlement had been reached with certain optionors of mineral claims in the Hearne Hill area.  Pursuant to the settlement, the Company will retain the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  Pursuant to the settlement, no cash payment was made to the plaintiffs and all claims in the action have been dismissed.

15.

SUBSEQUENT EVENTS

Subsequent to the end of the period, the Company has not issued any common shares or announced any private placements.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	October 31, 2010			January 31, 2010
	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP	Balance, Canadian GAAP	Adjustments	Balance, United States GAAP

Current assets	$ 2,453,162	$ -	$ 2,453,162	$ 3,459,576	$ -	$ 3,459,576
Mineral property interests	4,832,500	(140,000)	4,692,500	4,832,500	(140,000)	4,692,500
Deferred exploration costs	22,307,816	(22,307,816)	-	20,788,465	(20,788,465)	-
Property and equipment	67,672	-	67,672	89,415	-	89,415
Reclamation deposits	123,600	-	123,600	123,600	-	123,600

	$29,784,750	$(22,447,816)	$ 7,336,934	$29,293,556	$(20,928,465)	$ 8,365,091

Current liabilities	$ 270,572	$ -	$ 270,572	$ 629,036	$ -	$ 629,036
Shareholders' equity	29,514,178	(22,447,816)	7,066,362	28,664,520	(20,928,465)	7,736,055

	$29,784,750	$(22,447,816)	$ 7,336,934	$29,293,556	$(20,928,465)	$ 8,365,091

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	Three Month Period Ended October 31, 2010	Three Month Period Ended October 31, 2009	Nine Month Period Ended October 31, 2010	Nine Month Period Ended October 31, 2009

Loss for the year, Canadian GAAP	$ (413,382)	$ (513,001)	$ (1,382,042)	$ (1,772,370)
Adjustments:
Mineral property interests	-	-	-	-
Deferred exploration costs	(317,852)	(696,822)	(1,519,351)	(2,707,681)

Loss for the year, United States GAAP	$ (731,234)	$ (1,209,823)	$ (2,901,393)	$ (4,480,051)

Basic and diluted loss per common share, United States GAAP	$ (0.06)	$ (0.11)	$ (0.25)	$ (0.39)

Weighted average number of common shares outstanding, United States GAAP	11,826,633	11,434,805	11,726,968	11,412,004

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	Three Month Period Ended October 31, 2010	Three Month Period Ended October 31, 2009	Nine Month Period Ended October 31, 2010	Nine Month Period Ended October 31, 2009

Net cash used in operating activities, Canadian GAAP	$ (216,091)	$ (162,721)	$ (663,307)	$ (719,166)
Amortization	208	296	622	889
Mineral property interests and deferred exploration costs, (net of recovery)	(442,700)	(1,008,504)	(1,839,037)	(3,029,472)

Net cash used in operating activities, United States GAAP	(658,583)	(1,170,929)	(2,501,722)	(3,747,749)

Net cash provided by financing activities, Canadian GAAP and United States GAAP	1,277,500	928,800	1,517,500	928,800

Net cash used in investing activities, Canadian GAAP	(442,492)	(1,075,528)	(1,838,415)	(3,112,941)
Mineral property interests and deferred exploration costs, (net of recovery)	442,492	1,008,208	1,838,415	3,028,583

Net cash used in investing activities, United States GAAP	-	(67,320)	-	(84,358)

Change in cash during the period	618,917	(309,449)	(984,222)	(2,903,307)

Cash, beginning of period	1,739,835	4,433,821	3,342,974	7,027,679

Cash, end of period	$ 2,358,752	$ 4,124,372	$ 2,358,752	$ 4,124,372

Mineral property interests and deferred exploration costs

Under Canadian GAAP, mineral property interests and deferred exploration costs, including acquisition and exploration costs, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.  Under United States GAAP, deferred exploration costs are expensed as incurred.  The Company also considers the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Stock-based compensation

Under United States GAAP, effective February 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach.  The impact of adoption of the standard did not materially affect the Company’s financial position, results of operations, or cash flows because the Company adopted the fair value method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation” on February 1, 2003.  The Company’s results for the year ended January 31, 2007 were not significantly affected as a result of adopting SFAS 123(R) on February 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP in the accounting for stock-based compensation for the periods ended October 31, 2010, and 2009.

Amortization of property equipment, vehicles and furniture

Under Canadian GAAP, the Company capitalizes the depreciation on fixed assets purchased for exploration work as part of the deferred exploration expenditures.  As this is a non-cash item, it is excluded from the cash flow in regards to the Investing activities.  Under United States GAAP, deferred exploration costs are expensed as incurred and therefore, the amortization on the property equipment, vehicles and furniture is shown as an operating activity, not an investing activity.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008.  The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the information presented.

In June 2006, FASB issued Financial Interpretation NO. 48 (ASC 740), Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109.  This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Corporation’s 2007 fiscal year end.  The adoption of this Interpretation did not have a significant effect on the Corporation’s results of operations or financial position.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

17.

NEW ACCOUNTING PRONOUNCEMENTS

Canadian pronouncements

(i)  Business Combinations, Consolidated Financial Statements, Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements.  Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011.  Early adoption of this Section is permitted.  The Company has not chosen to early adopt any one of these Sections at the year end date.

(ii)  International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian compliances.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 31, 2011.  In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief.  The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

United States pronouncements

(i)  In June 2008, the FASB ratified FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, “Earnings per Share” (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008, and shall be applied retrospectively to all prior periods.  We are currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

17.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(ii)  Business Combinations

In December 2007, the FASB issued ASC 805, Business Combinations (ASC 805).  ASC 805 significantly changes the accounting for business combinations in a number of areas including the treatment of contingent consideration, pre-acquisition contingencies, transaction costs, in-process research and development, and restructuring costs.  In addition, under ASC 805, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense.  ASC 805 is effective for fiscal periods beginning after December 15, 2008.  We adopted ASC 805 on February 1, 2009.  This standard will change our accounting treatment for business combinations on a prospective basis.

In December 2007, the statement “No Controlling Interests in Consolidated Financial Statements, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the no controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The statement is effective for fiscal periods beginning after December 15, 2008.  We adopted the statement on February 1, 2009.  Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(iii)  FASB ASC 815

In March 2008, the FASB issued ASC 815, Disclosures about Derivative Instruments and Hedging Activities (ASC 815).  ASC 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements.  This statement is effective for financial statements issued for fiscal periods beginning after November 15, 2008.  Accordingly, the Company adopted ASC 815 on February 1, 2009.  Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(iv)  SFAS 162

In May 2008, the FASB issued the statement “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162).  This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with GAAP.  With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

17.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(v)  SFAS 163

In May 2008, the FASB issued the statement "Accounting for Financial Guarantee Insurance Contracts. The statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  This Statement also clarifies how Statement 60 applies to financial guarantee  insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities.  Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises.  This Statement requires expanded disclosures about financial guarantee insurance contracts.  The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements.  The statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.  We adopted the statement on February 1, 2009.  Adoption of the statement did not have a material impact on its financial condition or results of operation.

(vi)  FASB ASC 850

In May 2009, the FASB issued ASC 855, "Subsequent Events," which establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued.  ASC 855 is effective with interim and annual financial periods ending after June 15, 2009.  We adopted ASC 855 on February 1, 2009.  Management has evaluated the impact of the adoption of and it has had no impact the Company's results of operations, financial position or cash flows.

(vii)  SFAS 166

In June 2009, the FASB issued the statement “Accounting for Transfers of Financial Assets—an amendment of FASB Statement” (“SFAS 166”).  SFAS No. 166 is intended to establish standards of financial reporting for the transfer of assets and transferred assets to improve the relevance, representational faithfulness, and comparability.  SFAS 166 was established to clarify de-recognition of assets under FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  SFAS No. 166 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2009.  We will adopt the statement on February 1, 2010.  Adoption of this statement is not expected to impact on our financial statements.

(viii)  SFAS 167

In June 2009, the FASB issued the statement “Amendments to FASB Interpretation No. 46(R)” (“SFAS No. 167”).  SFAS No. 167 eliminates the exception to consolidate a qualifying special-purpose entity, changes the approach to determining the primary beneficiary of a variable interest entity and requires companies to more frequently re-assess whether they must consolidate variable interest entities.  Under the new guidance, the primary beneficiary of a variable interest entity is identified qualitatively as the enterprise that has both (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  SFAS No. 167 becomes effective for the Company’s fiscal 2011 year-end and interim reporting periods thereafter.  The Company does not expect SFAS No. 167 to have a material impact on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

17.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(ix)  ASC 105-20-05

In July 2009, the FASB issued ASC 105-20-05, "FASB Accounting Standards Codification" ("ASC 105-20-05"), as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP).  The Codification is effective for interim and annual periods ending after September 15, 2009.  All existing accounting standards are superseded as described in ASC 105-20-05.  All other accounting literature not included in the Codification is non-authoritative.  Management is currently evaluating the impact of the adoption of ASC 105-20-05 but does not expect the adoption of ASC 105-20-05 to impact the Company's results of operations, financial position or cash flows.

(x)  APB 141

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”).  FSP 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FASB Statement No. 133.  Convertible debt instruments within the scope of FSP 14-1 are not addressed by the existing APB 14. FSP 14-1 would require that the liability and equity components of convertible debt instruments within the scope of FSP 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate.  This will require an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component).  The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component would be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method.  FSP APB 14-1 is effective for the Company’s fiscal year beginning February 1, 2009 and will be applied retrospectively to all periods presented.  Adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(xi)  ASC 605

In September 2009, FASB amended the ASC as summarized in ASU 2009-13, “Revenue Recognition (ASC 605): Multiple-Deliverable Revenue Arrangements.” Guidance in ASC 605-25 on revenue arrangements with multiple deliverables has been amended to require an entity to allocate revenue to deliverables in an arrangement using its best estimate of selling prices if the vendor does not have vendor-specific objective evidence or third-party evidence of selling prices, and to eliminate the use of the residual method and require the entity to allocate revenue using the relative selling price method. The new guidance also requires expanded quantitative and qualitative disclosures about revenue from arrangements with multiple deliverables. The update is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis for new revenue arrangements entered into after adoption of the update, or by retrospective application. The Company is assessing the potential impact of the update on its financial statements.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited- Prepared by Management)

NINE MONTH PERIOD ENDED OCTOBER 31, 2010

17.

NEW ACCOUNTING PRONOUNCEMENTS (cont'd…)

United States pronouncements (cont'd…)

(xii)  ASC 820

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements.”  This update will require (1) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (2) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).  This guidance clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.  The new disclosures and clarifications of existing disclosure are effective for fiscal years beginning after December 15, 2009, except for the disclosure requirements for related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements.  Those disclosure requirements are effective for fiscal years ending after December 31, 2010.  The Company is still assessing the impact on this guidance and does not believe the adoption of this guidance will have a material impact to its financial statements.

Management does not believe that other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants or the SEC have a material impact on the Company’s present or future financial statements.